Exhibit (a)(20)

EFiled: Feb 16 2012 1:14PM EST Transaction ID 42514403 Case No. 7251-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

:
LEHIGH COUNTY EMPLOYEES	:
RETIREMENT PLAN individually, and	:	C.A. No.
on behalf of all those similarly situated,	:
: :
Plaintiff,	:
:
V.	:
:
ILLUMINA, INC; WILLIAM H.	:
RASTETTER; JAY T. FLATLEY; A.	:
BLAINE BOWMAN; DANIEL M.	:
BRADBURY; KARIN EASTHAM;	:
PAUL C. GRINT; GERALD MÖLLER;	:
DAVID R. WALT; and ROY	:
WHITFIELD.	:
:
Defendants.	:

VERIFIED CLASS ACTION COMPLAINT

Plaintiff alleges on information and belief, except as to paragraph 4, which is alleged on knowledge, as follows:

1. This is an action on behalf of the public stockholders of Illumina, Inc. (“Illumina” or “Company”) asserting claims based on breaches of the Illumina Board of Directors’ (the “Board” or “Board of Directors” or “Illumina Board”) fiduciary duties in connection with its unreasonable and disproportionate responses to the overtures and offers for a negotiated purchase of the Company at a premium price by Roche Holdings AG (“Roche”). The Company and its Board have repeatedly refused meaningfully to consider or to engage in substantive negotiations regarding acquisition proposals from Roche, including an acquisition proposal made by Roche, which contemplates the acquisition of all outstanding shares of Illumina stock priced at a negotiable $44.50 per share in cash by and through Roche’s wholly owned subsidiary, CKH Acquisition Corporation (the “Tender Offer”), which proposal is a large premium to Illumina’s pre-announcement trading price. Roche’s Tender Offer is fully financed and non-conceive. In addition, Roche has proposed a slate of nominees to stand for election at Illumina’s next annual meeting and bylaw amendments to pack the Illumina Board with Roche’s nominees.

2. Several components of Illumina’s governance structure make it exceedingly difficult for Roche to complete a prompt acquisition at a premium price by appealing directly to the Illumina public stockholders without the cooperation and approval of the Illumina Board. Illumina’s certificate of incorporation provides for a Board consisting of three classes of directors with staggered three-year terms. In addition, on January 26, 2012, in response to the offer from Roche, Illumina adopted a poison pill rights plan which is controlled by the Board.

3. Plaintiff brings this action on behalf of the public stockholders of Illumina to enjoin the Illumina directors from using Illumina’s machinery, including its Poison Pill (defined below), to impede maximization of shareholder value. Roche has demonstrated its bona fide interest in pursuing a negotiated transaction at a premium to market. Plaintiff seeks to enjoin the Defendants from actions to entrench the current Board and management and from actions, such as the improper use of the Poison Pill and unreasonable preconditions to negotiations, which will impede maximization of stockholder value and abridge stockholders’ voting rights. The members of the Illumina Board must, as their fiduciary duties require, act to maximize value for the stockholders and provide all material information regarding the Tender Offer and Roche’s other proposals. Without injunctive relief, Illumina’s Board will continue to entrench itself, playing a game of “chicken” with Roche and using shareholders’ equity to do it. Illumina’s stockholders are best served by a value maximizing negotiated transaction. However, if one is not possible, Illumina’s stockholders are entitled to decide their own fate, armed with all material information.

THE PARTIES

4. Plaintiff Lehigh County Employees Retirement Plan has owned shares of Illumina common stock throughout the entire relevant period.

5. Defendant Illumina is a Delaware corporation with its principal executive office at 5200 Illumina Way, San Diego, California, 92122. Illumina is a publicly-traded Delaware corporation listed on the NYSE under the symbol ILMN. Illumina is a developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function.

6. Defendant William H. Rastetter (“Rastetter”) has been on Illumina’s Board since 1998 and has been Board Chairman since 2005. Rastetter will stand for re-election in 2012.

7. Defendant Jay T. Flatley (“Flatley”) has been President and Chief Executive Officer of Illumina since 1999 and is an Illumina director. Flatley will stand for re-election in 2012.

8. Defendant A. Blaine Bowman (“Bowman”) has been an Illumina director since 2007. Bowman will stand for re-election in 2012.

9. Defendant Daniel M. Bradbury (“Bradbury”) has been an Iliumina director since 2004, Bradbury will stand for re-election in 2014.

10. Defendant Karin Eastham (“Eastham”) has been an Illumina director since 2004. Eastham will stand for re-election in 2012.

11. Defendant Paul C. Grint (“Grint”) has been an Illumina director since 2005. Grint will stand for re-election in 2013.

12. Defendant Gerald Möller (“Möller”) been an Illumina director since 2010. Möller will stand for re-election in 2013.

13. Defendant David R. Walt (“Walt), who is one of Illumina’s founders and has been Chairman of Illumina’s Scientific Advisory Board since 1998, is an Illumina director. Walt will stand for re-election in 2013.

14. Defendant Roy Whitfield (“Whitfield”) has been an Illumina director since 2007. Whitfield will stand for re-election in 2014.

15. According to the Schedule 14A filed by Illumina with the Securities and Exchange Commission on or about March 24, 2011, the Director Defendants each received substantial and material compensation from the Company during the fiscal year ended January 2, 2011:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Total
Rastetter	$102,000.00	$77,076.00	$273,139.00	$452,215.00
Bowman	$75,000.00	$77,076.00	$273,139,00	$425,215.00
Bradbury	$69,725.00	$77,076.00	$273,139.00	$419,940.00
Eastham	$109,078.00	$77,076.00	$273,139.00	$459,293.00
Grint	$33,512.00	$77,076.00	$273,139.00	$443,727.00
Moller	$25,385.00	$171,240.00	$566,378.00	$763,003.00
Walt	$62,000.00	$77,076.00	$273,139.00	$412,215.00
Whitfield	$98,512.00	$77,076.00	$273,139.00	$448,727.00

16. According to the Schedule 14A filed by Illumina with the Securities and Exchange Commission on or about March 26, 2010, the Director Defendants each received substantial compensation from the Company during the fiscal year ended January 3, 2010:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Total
Rastetter	$93,000.00	$77,580.00	$268,955.00	$434,535.00
Bowman	$66,250.00	$77,580.00	$268,955,00	$407,785.00
Bradbury	$63,750.00	$77,580.00	$268,955.00	$405,285.00
Eastham	$70,000.00	$77,580.00	$268,955.00	$411,535.00
Grint	$62,250.00	$77,580.00	$268,955.00	$400,535.00
Walt	$53,000.00	$77,580.00	$268,955.00	$394,535.00
Whitfield	$59,750.00	$77,580.00	$268,955.00	$401,284.00

17. According to the Schedule 14A filed by Illumina with the Securities and Exchange Commission on or about March 24, 2011, Jay T. Flatley also received substantial compensation from the Company during the fiscal year ended January 2, 2011:

Name	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Flatley	$749,615.00	$907,500.00	$4,007,025.00	$922,500.00	$22,334.00	$6,608,974.00

18. According to the Schedule 14A filed by Illumina with the Securities and Exchange Commission on or about March 26, 2010, Jay T. Flatley also received substantial compensation from the Company during the fiscal year ended January 3, 2010.

Name	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Flatley	$749,162.00	$839,100.00	$3,599,150.00	$498,731.00	$9,715.00	$5,695,858.00

19. As Directors of the Company, the defendants referred to in paragraphs 6- 14 above (collectively the “Individual Defendants”), are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of Illumina, and owe the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this case on its own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of all holders of common stock of the Company, except defendants herein and their affiliates, who are threatened with injury arising from the Individual Defendants’ actions as are described more fully below (the “Class”).

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of shareholders who are scattered throughout the United States. As of October 15, 2011, there were 121,439,286 shares outstanding.

23. There are questions of law and fact common to the Class including, inter alia, whether:

a. The Individual Defendants have breached their fiduciary duties in responding to the offers and expressions of interest to acquire the Company by Roche including by failing to inform themselves regarding the value of the Company in a fully negotiated transaction;

b. The Individual Defendants have breached their fiduciary duties in connection with disclosures made regarding review of the proposals made by Roche;

c. Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

d. Plaintiff and the other members of the Class will be damaged irreparably by Defendants’ conduct.

24. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. The Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

27. Since November 2011, Roche has attempted to engage Illumina’s management and Board in meaningful discussions focused on potential value maximizing transactions between the two companies. In refusing to consider or entertain Roche’s overtures, the Illumina Board has breached its fiduciary duties by failing to explore the availability of potentially value maximizing transaction and a bona fide bidder with a premium non-coercive offer, as its duties require.

Illumina Board Refuses to Negotiate with Roche

28. In late 2011, after Roche’s management and Board of Directors determined that a combination with Illumina would foster growth and returns to shareholders superior to those of the respective companies on their own, Roche began pursuing such a business combination with Illumina.

29. On November 1, 2011, Dr. Arthur D. Levinson (“Levinson”), a member of Roche’s board contacted Rastetter by telephone for the purpose of expressing Roche’s interest in making an investment of Illumina and to arrange a meeting between Rastetter and Dr. Franz Humer (“Humer”), Roche’s chairman.

30. Humer and Levinson met with Rastetter and Flatley on December 13, 2011. During the meeting, Roche’s Chairman described Roche’s strategic interest in genetic sequencing and stated that Roche would be interested in acquiring Illumina. Humer indicated that his preference would be to acquire Illumina on friendly terms and that Roche would be prepared to negotiate and execute a non-disclosure agreement.

31. On December 14, 2011, the Illumina Board met telephonically with its counsel at Dewey & LeBoeuf to review Illumina’s corporate takeover defenses. The Board also determined to seek to engage Goldman Sachs & Co. (“Goldman Sachs”) as its financial advisor. Also on December 14, 2011, the Illumina Board determined to establish a Transactions Committee consisting of Defendants Rastetter, Flatley, Bowman and Bradbury. The Transactions Committee charter, which was subsequently approved by the Board charged the Transactions Committee with, among other things, reviewing proposals relating to, and, if appropriate, negotiating, transactions involving Illumina and Roche or other parties, making recommendations to the Board with respect to such transactions and engaging, or causing Illumina to engage, financial advisors, counsel and other advisors as the Transactions Committee determines necessary or appropriate in connection with such transactions, and approving the fees and other terms of retention of any such financial advisors, counsel and other advisors. Of the members of the

Transactions Committee, Flatley has a plain conflict in protecting his position and substantial annual compensation. Further, each of Rastetter and Bowman face re-election (and a threat to their nearly $500,000 annual compensation packages) in 2012.

32. On December 16, 2011, Roche, through its counsel at Davis Polk & Wardwell, LLP, provided a draft non-disclosure agreement to Illumina, which would allow parties to engage in confidential exchange of materials and enable negotiations toward a value maximizing transaction or to enable Illumina’s Board to determine with full information that Roche was not prepared to offer full value for Illumina’s shares.

33. On December 20 or 21, 2011, Humer telephoned Flatley to inquire as to the Illumina Board’s reaction to Roche’s acquisition proposal and to reiterate Roche’s interest in acquiring Illumina at a price representing a 50% premium to market.

34. On December 22, 2011, Bloomberg identified Illumina as a potential takeover target for Roche. That news coincided with a one-day 7.0% increase in Illumina’s market price.

35. On December 23, 2011, the Illumina Board met by telephone to discuss its response to Humer’s December 20 call to Flatley. During that meeting, Flatley also raised a potential conflict issue with Goldman Sachs because Goldman Sachs stands to benefit from an Illumina takeover as a result of early termination of derivative transactions with Illumina to which Goldman Sachs is a counterparty.

36. As set forth in the Company’s Schedule 14D-9 (“I4D-9”), filed on February 7, 2012 with the SEC, Illumina and Goldman Sachs are currently counterparties to derivative transactions. In 2007, Illumina issued a convertible note through Goldman

Sachs and another bank with a conversion price of $21.83 per share. Through a series of derivative transactions with Goldman Sachs, Illumina was able to increase that conversion price to $31.44 per share. A deal with Roche would impact payments owed between Illumina and Goldman Sachs. If the current Roche offer is successful, Illumina will be required to pay Goldman Sachs $272.8 million for the cancellation of warrants issued in the transaction. However, to hedge its risk in the derivative transaction, Goldman Sachs sold short approximately 10.2 million shares of Illumina which would cost Goldman Sachs $454 million to close out if Roche closed its current deal. Illumina does not disclose how a change in Tender Offer price would affect the payments or Goldman Sachs’ incentives. Additionally., Illumina disclosed in its 14D-9 that Goldman Sachs will “continue to engage in hedging and other market transaction with respect to its position.” Depending on the then-current offer price and the status of Goldman Sachs’ hedging and shorting strategy, Goldman Sachs may be motivated to recommend that the Board oppose a fair deal or to accept an unfair deal.

37. Given this conflict, the Board considered the possibility of retaining a different banker or a co-advisor, Goldman Sachs’ interests as a counterparty to derivative instruments and their subsequent hedging and short sales of Illumina stock creates a substantial conflict in connection with Goldman Sachs’ ability to advise the Illumina Board as these matters unfold. It was unreasonable for the Illumina board to retain Goldman Sachs as Goldman Sachs enormous derivative position in Illumina stock dwarfs its advisory fee. On December 28, 2011, Flatley told Humer that Illumina would be unable to convene an in-person meeting its Board until the end of January, but would consider Roche’s proposal at that time.

38. On January 3, 2012, Roche sent Illumina the following private letter formally proposing an all-cash offer of $40 per share:

January 3, 2012

Mr. William Rastetter, Chairman

Mr. Jay Flatley, President and Chief Executive Officer

Illumina, Inc.

9885 Towne Centre Drive

San Diego, CA 92121

Dear Bill

Dear Jay,

Thank you very much for meeting with me on December 13 and for our subsequent telephone conversations on December 21 and December 28. However, I am disappointed that we have not been able to engage more substantively since our meeting, and with that in mind. I am writing to be specific about our proposal. I hope this additional information will be helpful to you and your Board and accelerate discussions between our companies. Accordingly, on behalf of Roche, I would like to formally propose to you and your Board an all-cash offer to acquire 100% of the issued and outstanding shares of Illumina’s common stock for $40,00 per share. This price represents a significant premium of 47% over Illumina’s closing stock price on December 21, the day before market rumors about a potential deal involving our companies drove Illumina’s stock price significantly higher. It also represents a 45% premium over the one month historical average and a 29% premium over the three month historical average of Illumina’s share price and a 28.6x multiple of Illumina’s projected forward earnings based upon analysts’ consensus estimates for your 2012 EPS.

We believe that the price we are offering is full and fair and expect that your shareholders would welcome the opportunity to sell their shares at a significant premium to current market prices. Our offer would be financed using cash from our balance sheet and borrowings available under our current credit facilities, and consequently, it is not subject to any financing contingency. We trust that you and your Board will agree that the transaction we are proposing is highly attractive.

We are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and other employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy as a standalone division under the Illumina brand, similar to the manner in which Roche has successfully developed its post-acquisition relationship with Ventana Medical. To that end, we also intend to maintain the company’s headquarters in San Diego.

It is our preference to work with you and the Illumina Board to reach a mutually agreeable transaction. As explained during our December 13 meeting, we would like to engage in constructive dialogue with you and members of your team to jointly develop an optimal strategy for maximizing the value of our combined businesses. We believe that it is in the interest of both companies and your shareholders that we begin this dialogue immediately. Roche and its financial and legal advisors (Greenhill & Co., LLC, Citigroup Global Markets, and Davis Polk & Wardwell) stand ready to meet with you and your advisors immediately.

With our advisors, we have crafted this proposal on the basis of publicly available information. In order to consummate a transaction, we would need to complete satisfactory confirmatory due diligence and negotiate mutually acceptable transaction documentation. Accordingly, we do not believe that disclosure of this letter by Illumina or Roche is required. We intend to treat this letter as confidential and trust that you will do the same.

Given the significant value represented by our offer, as well as the implied premium, we are confident that your shareholders will support our proposal. Furthermore, we believe this offer positions you, your employees and your other stakeholders for greater long-term success as part of a larger, more global organization. We truly hope that this letter will serve as a catalyst for prompt and productive discussions between our two companies. In view of the elapsed time since our December 13 meeting, I look forward to the response from you and your Board by January 16, 2012, and would ask that you or your advisors direct your response to Bob Greenhill

(Chairman of Greenhill & Co., LLC) and Chris Hite (Global Head of Healthcare Investment Banking for Citigroup Global Markets, Inc.).

Very truly yours,

/s/ Franz B. Humer

Franz B. Humer

Chairman, Roche Holding Ltd

39. On January 3 or 4, 2012, Flatley confirmed to Humer that he had received Humer’s letter and that the Illumina Board would convene earlier than previously anticipated. In response, Humber emailed Flatley on January 5, 2012 proposing a meeting between the two parties’ financial advisors.

40. Also on January 5, 2012, the Illumina Board approved the retention of both Goldman Sachs and Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”) as financial advisors. Despite Goldman Sachs’ possible conflict and the fact that either banker is capable of rendering full-service advisory services, the Illumina Board will line the pockets of its two banking firms at shareholders’ expense. The next day, Illumina advised Roche of the identity of its banking advisors and that Illumina’s Board planned a January 17, 2012 meeting regarding Roche’s offer.

41. Subsequently, on January 9, 2012, Roche’s financial advisors spoke with Goldman Sachs, and Roche’s financial advisors expressed Roche’s disappointment at the slow rate of progress.

42. On January 11, 2012, Illumina returned a revised draft non-disclosure agreement to Roche, seeking to impose a two-year standstill, in exchange for entering the non-disclosure agreement.

43. On January 13, 2012, Roche’s financial advisors spoke with Goldman Sachs regarding an announcement made by Illumina at the January 10, 2012 JP Morgan Global Health Care Conference (including that 4Q 2011 results and 2012 projections would be in line with or exceed analyst expectations) and to reject the onerous standstill demands make by Illumina. Roche’s financial advisors indicated that they would contact Goldman Sachs for an update after Illumina’s January 17, 2012 Board meeting.

44. The Illumina Board held a telephonic meeting on January 15, 2012. At this meeting, the Board reviewed and discussed a draft of Illumina’s long-term strategic plan and forecast and provided comments to management on the draft plan.

Illumina Rejects Roche’s Formal Offers

45. On January 17. 2012 Illumina convened a Board meeting to consider Roche’s proposal. Five members of Illumina’s Board attended in person and four attended by telephone.

46. On January 19, 2012, following a call between Flatley and Humer, Illumina sent the following e-mail to Roche formally rejecting the $40.00 per share offer:

January 18, 2012

Via Email

Mr. Franz B. Humer

Chairman of the Board

Roche Holding Ltd.

Grenzacherstrasse 124

4070 Basel

Switzerland

Re: Roche’s proposal of January 3, 2012

Dear Franz:

As I had previously indicated would occur, our Board of Directors and financial and legal advisors met yesterday. We carefully considered your proposal to acquire Illumina., dated January 3, 2012, and additionally reviewed in detail our strategic plan and business forecasts. The Board is enthusiastic about our business and its prospects, and has unanimously determined that your proposal is not in the best interests of our shareholders.

We remain very excited about our strategic direction and our commitment to Molecular Diagnostics, and we will continue to focus on delivering value to our shareholders.

Sincerely,

/s/ Jay T. Flatley

Jay T. Flatley

President & CEO

47. Later on January 19, 2012, Roche’s financial advisors contacted Goldman Sachs and Merrill. Illumina’s advisors, however, indicated they had nothing to add to Flatley’s e-mail.

48. In response to the Board’s rejection of its offer, Roche increased its offer to $44.50 per share and advised Illumina that it would make its offer public.

49. On January 24, 2012, Roche publicly announced that it had submitted a proposal to Illumina’s Board to acquire all of the outstanding shares of Illumina for $44.50 per share in cash. Unable to engage Illumina in a substantive dialog, on January 25, 2012. Roche announced its intention to proceed with a non-discriminatory offer to purchase all outstanding Illumina shares for $44.50 per share in cash. The Tender Offer is supported by financing from Roche’s free cash flow and via borrowing from its credit facility. Based on the closing price of Illumina’s shares on January 24, 2012 the Tender Offer would have provided shareholders with a 18% premium over the trading price of such shares and as much as a 64% premium to Illumina’s market price on December 21,

2011 when rumors first surfaced concerning Roche’s interest in acquiring Illumina. The Tender Offer price is also a 43% premium to Illumina’s three month average as of December 21, 2011 and implies a 30.1x multiple to Ilumina’s projected forward earnings based on analysts’ consensus estimate for 2012. In its announcement, Roche further stated that it hoped Illumina would come to the table for a negotiated transaction.

50. The full text of Roche’s January 24, 2012 letter was as follows:

January 24, 2012

Mr. Jay Flatley

President and Chief Executive Officer

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

USA

Dear Jay,

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your Board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your Board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one.

We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your Board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your Board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

Very truly yours,

/s/ Dr. Franz B. Humer

Dr. Franz B. Humer

Chairman, Roche Holding Ltd

51. In a media release dated January 25, 2012, Roche stated that “[t]ogether with Illumina, Roche will strengthen its position in the Life Science and Diagnostics market, with complementary technologies in Genetics/Genomics research and routine diagnostics. Roche and Illumina’s combined capabilities and global reach will help accelerate the transition of sequencing into clinical and routine diagnostics.” On the other hand, as reflected in its own recent information releases, Illumina has been experiencing challenges. On October 6, 2011 Illumina suspended its full-year guidance and pre-announced disappointing third-quarter results citing uncertain research funding levels and a capacity glut in sequencing ability. Illumina’s shares promptly fell 32% to $27.18 the following session. On February 7, 2012, Illumina announced its 4Q 2011 results, including a decrease in revenue and GAAP income compared to the year-earlier quarter. Illumina’s recent performance suggests that its status quo, standalone plan is failing to deliver stockholder value.

52. On January 27, 2012, Roche’s Tender Offer commenced. It is scheduled to expire February 24, 2012 unless or until extended.

53. On February 7, 2012, the Illumina Board announced that it had unanimously rejected Roche’s offer and filed the 14D-9 recommending shareholders not tender their shares. The 14D-9 lists the following reasons for the Illumina Board’s recommendation that Illumina shareholders not tender their shares: (1) the Tender Offer is “grossly inadequate and dramatically undervalues Illumina’s industry-leading position and growth opportunities:” (2) the timing of the Tender Offer “is blatantly opportunistic and does not reflect Illumina’s strong platform of new products and pipeline;” (3) the Tender Offer “fails to capture Illumina’s value as an enabler of personalized healthcare;” (4) “Roche’s tactics seek to disadvantage Illumina’s stockholders;” (5) the Tender Offer “values Illumina at a price below recent trading levels:” (6) the Tender Offer’s “conditions create significant uncertainty and risk;” and (7) “Illumina has received inadequacy opinions from its financial advisors.”

54. Since Roche’s Tender Offer was announced, Illumina’s market trading prices have generally been above the Tender Offer price, indicating that shareholders believe Roche or another interested party can and will pay more. Unless the Illumina Board responds in good faith, that value is unlikely to be realized.

The Poison Pill and Other Defensive Mechanisms

55. On January 26, 2012, the Illumina Board adopted, without shareholder consent, the Illumina, Inc. and Computershare Trust Company, N.A. Rights Agreement dated as of January 26, 2012 (the “Poison Pill”), which is set to expire in five years, on January 26, 2017. The term of the Poison Pill is unreasonably long in this context.

The purpose of the Poison Pill is to cause substantial dilution to a person or entity attempting a hostile takeover of Illumina, by significantly increasing the price that a person or entity would have to pay to complete the acquisition. By its terms, the Poison Pill prevents a stockholder from acquiring an excess of 15% of Illumina stock without the approval of the Board.

56. Under the Poison Pill, the holder of each share of Illumina common stock outstanding as of the close of business on February 6, 2012 would receive a dividend of one preferred share purchase right (a “Right”). In the event the Poison Pill is triggered, holders of Rights, which excludes a party that has acquired an ownership position exceeding 15%, will be entitled to purchase shares of Illumina stock having twice the value of the Right’s then-current exercise price.

57. The Poison Pill adopted on January 26, 2012 is not Illumina’s first rights agreement. Indeed, it had one in place for ten years, which expired by its terms in April 2011. Despite the Board’s determination at the time not to extend the rights agreement, the Board has now adopted an unreasonably long-term Poison Pill in response to Roche’s fully financed and non-coercive Tender Offer. Indeed, Illumina’s Board has acknowledged that the Poison Pill was adopted as a defense against Roche.

58. Pursuant to its certificate of incorporation, Illumina has a staggered board of directors with three classes of directors each serving three year terms. The number of directors is set pursuant to the Company’s bylaws. Shareholders can, by 2/3 vote at an annual meeting alter the number of directors. However, the certificate of incorporation permits the Board unfettered power to alter the bylaws. Thus, the incumbent Board can potentially counteract efforts by shareholders to alter the Board’s structure or number. This renders Illumina’s board effectively staggered (“ESB”) against takeover attempts.

59. Additionally, the Company has not opted out of 8 Del. C. §203. DGCL §203 was created to prevent coercive and inadequate tender offers. Under DGCL §203, if a person acquires 15% or more of a corporation’s voting stock that person may not engage in a “business combination” with a corporation for a three year period unless:

(i)	prior to the 15% acquisition, the Board of Directors of the corporation has approved either the business combination or the share acquisition resulting in the stockholder becoming an interested stockholder;

(ii)	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or

(iii)	at or subsequent to the 15% acquisition, the business combination is approved by the Board of Directors of the corporation and authorized by an Annual or Special Meeting of the stockholders (and not by written consent), by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

60. A fully negotiated transaction with Roche, or other bona fide offeror, would deliver higher value for the stockholders than hostile offers to acquire control. The Poison Pill, §203 and Illumina’s ESB. if improperly used by the Illumina Board, will impede Roche’s willingness to increase the offer price to acquire stock held by public holders through a hostile route to obtain control. The Board is thus obligated to explore and negotiate proposals from Roche and work to obtain the highest offer in order to define what course is in the best interests of the public stockholders. The Board cannot evaluate Roche’s interest without conducting discussions. If the Individual Defendants are truly committed to exploring an alternative, the Board cannot, consistent with its fiduciary duties and authority the DGCL, “just say no” based on the Board’s passive consideration of the proposals from Roche without discussions and negotiations.

Roche Names Slate of Directors for Illumina’s Board

61. On January 31, 2012, Roche announced that it had provided notice to Illumina that it would nominate four candidates for Illumina’s Board and “propose certain other matters for the consideration of Illumina” s shareholders at Illumina’s 2012 annual meeting, which, if adopted, would result in Roche-nominated directors comprising a majority of the Illumina board.” Roche named five alternate nominees for election to Illumina’s board. Additionally, Roche also proposed expanding the Company’s board to 11 seats from 9 seats. Roche’s bylaw proposal to expand the size of the Board to allow Roche’s nominees to constitute a majority of the Board will require a 2/3 vote of stockholders.

62. On January 31, 2012, Roche issued a statement in which Severin Schwan, Roche’s chief executive, said: “Our proposed slate of directors is composed of well- qualified and distinguished executives who we believe, if elected, will act in the best interest of Illumina’s shareholders. We believe that the proposed directors will carefully review the value represented by Roche’s offer and ensure that Illumina acts in the best interest of its shareholders.” Schwan also stated. “Although we are taking this step, our strong preference remains to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing value for Illumina shareholders and our combined business. Despite our repeated attempts, Illumina has been unwilling to participate in substantive discussions regarding a negotiated transactions.”

63. On January 31, 2012, the Illumina Board issued a statement saying “Our highly qualified Board will continue to act independently and in the best interests of the stockholders.”

The Illumina Board’s Position Has Created an Informational Vacuum and Is Not Designed to Maximize Value for Stockholders

64. Whether to accept or reject the proposals from Roche is a watershed decision for Illumina stockholders. A fully negotiated transaction with Roche, or other bona fide offerer, would deliver higher value for the stockholders than hostile offers to acquire control. The Poison Pill, §203 and ESB, if improperly used by the Illumina Board, will impede Roche’s willingness to increase the offer price to acquire stock held by public holders through a hostile route to obtain control. The Board is thus obligated to explore and negotiate the Roche Tender Offer and work to obtain the highest offer in order to define what course is in the best interests of the public stockholders. The Board cannot evaluate Roche’s interest without conducting discussions. If the Individual Defendants are truly committed to exploring an alternative, the Board cannot, consistent with its fiduciary duties and the DGCL, “just say no” based on the Board’s passive consideration of the Roche Proposal without discussions and negotiations.

65. The Illumina Board has failed to disclose material information regarding its review of the Roche proposal to the Illumina stockholders. In the 14D-9, the Illumina Board stated that “Roche’s offer is grossly inadequate in multiple respects dramatically undervalues Illumina and is not in the best interests of Illumina’s stockholders.” In doing so, the Board relies upon so-called “inadequacy” opinions issued by its bankers, Goldman Sachs and Merrill, and provides, shareholders with their boilerplate opinion letter. However, the Board fails to provide the Illumina stockholders with any value case upon which it relied in reaching such conclusions, including various presentations and value ranges upon which the Illumina’s bankers base their “inadequacy” opinions. The Board also does not indicate what price it would consider adequate. Further, the Board has not disclosed material details of its stand-alone strategic plan so that Illumina stockholders can meaningfully form a judgment regarding the value offered by Roche.

66. The “just say no” defense is an unreasonable response given these circumstances. The alternative of a negotiated acquisition of the Company (whether with Roche or another bona fide offeror) would present the shareholders with an opportunity to realize the intrinsic value of the Company.

67. Illumina’s Board owes fiduciary duties to Illumina’s stockholders in accordance with its Certificate of Incorporation. As such, the Illumina Board may not use the Poison Pill and any other rights, assets, exclusions, exemptions or machinery of Illumina in breach of their duty of loyalty or to derive an improper benefit or in a manner inconsistent with their fiduciary duties, such as entrenching its members or otherwise advancing their own special interests at the expense of Illumina’s stockholders.

68. In refusing to consider the Roche Tender Offer, Roche’s prior proposals, or other alternatives, the Board is not acting in good faith and is deriving an improper personal benefit in impeding the sale of Illumina, at the expense of Illumina’s stockholders and in breach of their fiduciary duties.

69. Plaintiff and other Class members are immediately threatened by the act and transactions complained of herein, which have caused and will cause irreparable injury to them.

70. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

71. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

BREACH OF FIDUCIARY DUTY BY ALL INDIVIDUAL DEFENDANTS

72. Plaintiff repeats and realleges each of the foregoing allegations.

73. By virtue of their positions as directors of Illumina the Individual Defendants owe fiduciary duties of care and loyalty to Illumina and its stockholders. This requires the Individual Defendants to consider all shareholder value maximizing transactions in good faith; and base material decisions on adequate information and deliberation consistent with their duties of loyalty and care.

74. By engaging in the foregoing conduct, the Individual Defendants have breached their fiduciary duties of loyalty and care by, among other things, failing to act in the interest of Illumina’s stockholders. Unless enjoined, the indefinite continuation Individual Defendants’ conduct will constitute an unreasonable and disproportionate response to Roche uncoercive Tender Offer.

75. The Individual Defendants also are obligated to disclose all material information to stockholders in connection with their solicitation of shareholder action. The Individual Defendants have and will solicit shareholders to vote against the Roche Tender Offer, Roche’s slate of nominees and its bylaw proposal. In so doing, the Individual Defendants have failed to disclose material information regarding the Board’s position on the Roche Tender Offer, its bases for those conclusions and its view regarding the value of Illumina in a sale of control or on a standalone basis.

76. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and violate Delaware law to the detriment of Illumina and its stockholders.

77. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

(a) declaring this to be a proper class action;

(b) ordering the Individual Defendants to affirmatively fulfill their fiduciary duties to Plaintiff and the other members of the Class by acting to undertake an appropriate evaluation of alternatives to maximize value for Illumina’s public stockholders including, but not limited to, the Roche Tender Offer;

(c) enjoining the Individual Defendants from taking any further action designed to frustrate any potential transaction that would maximize shareholder value including the Roche Tender Offer or an open auction, to obtain maximum value.

(d) requiring Defendants accurately to disclose all material information to shareholders in connection with the Roche Tender Offer and related matters;

(e) ordering the Individual Defendants, jointly and severally, to account to Plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre- and post- judgment interest;

(f) ordering the Individual Defendants to use the Poison Pill and other machinery of the Company properly in a manner and consistent with their fiduciary duties to maximize value and not impede or abridge stockholder rights;

(g) awarding Plaintiff the costs and disbursements of this action including a reasonable allowance for Plaintiffs attorney’s fees and experts’ fees and pre- and post-judgment interest; and

(h) granting such other and further relief as this Court may deem to be fair, just and proper.

Dated: February 16, 2012	CHIMICLES & TIKELLIS LLP

Pamela S. Tikellis (#2172) Robert J. Kriner (#2546)
A. Zachary Naylor (#4439) Vera V. Gerrity (#5676)
222 Delaware Ave., Suite 1100 P.O. Box 1035
Wilmington, Delaware 19899 (302) 656-2500

Attorneys for Plaintiff